

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2015

Via E-mail
Charles K. Ng
Special Committee Chairman
Vimicro International Corporation
16/F., Shining Tower, No. 35 Xueyuan Road
Haidian District, Beijing 100191
The People's Republic of China

Re: Vimicro International Corporation
Schedule 13E-3/A
Filed October 23, 2015, by Vimicro International Corporation., et al.
File No. 005-81172

Dear Mr. Ng:

We have reviewed the above-captioned filing and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and the information provided in response to these comments, we may have additional comments.

Schedule 13E-3/A

Exhibit 99.(C)-(2)

1. We noticed the reply to prior comment number seven submitted in the correspondence dated October 23rd, 2015 regarding the disclaimer that indicates Duff & Phelps' view that it is not legally responsible to anyone other than the Special Committee. Notwithstanding the revisions already made to page 34, please revise the disclosure in the proxy statement to summarize Duff & Phelps' position and intent as expressed in the correspondence. Please refer to the following link for additional guidance as to what should be disclosed: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer, its management, and each of the filing persons are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filing.

You may contact the undersigned in the Office of Mergers and Acquisitions at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:
David T. Zhang
Jesse Sheley
Kirkland & Ellis